Tabcorp

RECEIVED

2007 JAN 31 A 10: 2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07020684

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

24 January 2007

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

SUPPL

NOTIFICATION OF SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19.1, the Company gives notice that it has become aware that Perpetual Limited decreased its relevant interest in Tabcorp Holdings Limited on 22 January 2007 to 42,882,946 ordinary shares representing 8.17% of the issued fully paid ordinary capital.

Section 4.3.20 of the Victorian Gambling Regulation Act prohibits an individual from having a voting power of more than 10% in Tabcorp Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.

PROCESSED

FEB 0 2 2007

THOMSON
FINANCIAL

B

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